Exhibit 99.1

Hanwha SolarOne Announces At-The-Market Offering of American Depositary Shares

SHANGHAI, November 15, 2013 /PRNewswire/ — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$70 million of its American Depositary Shares, each representing five ordinary shares of par value US$0.0001 per share, (the “ADSs”) through an at-the-market equity offering program. The ADSs will be offered through Credit Suisse as sales agent.

Sales, if any, of the ADSs under the at-the-market equity offering program will be made from time to time, at the Company’s discretion, by means of ordinary broker transactions, including on the NASDAQ, in negotiated transactions at market prices, or as otherwise agreed with the sales agent. Hanwha SolarOne intends to use the net proceeds from the sale of its ADSs primarily for technical upgrades to manufacturing processes and business diversification, including expansion of our downstream business, particularly in China. The ADSs will be offered under the Company’s existing shelf registration statement, which became effective on November 13, 2013. A prospectus supplement and a related base prospectus describing the terms of the offering have been filed with the Securities and Exchange Commission (the “SEC”). Investors are advised to read the prospectus supplement and the related base prospectus (including documents incorporated by reference therein) for more complete information about the Company and the at-the-market offering. A copy of the prospectus supplement and the base prospectus relating to these securities may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering may be made only by means of a prospectus supplement and the related base prospectus.

About Hanwha SolarOne

Hanwha SolarOne (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information visit: www.hanwha-solarone.com.

Safe Harbor/Forward-Looking Statements

Certain statements made or incorporated by reference in this press release may be forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company project markets; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 29, 2013. Although the Company believes that the expectations reflected in any forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Hanwha SolarOne undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.